Exhibit E

                             Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 -            )

Filings under the Public Utility Holding Company Act of 1935 ("Act")
                         , 2004

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) that is/are available for public inspection through the Commission's Branch of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by , 2004, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After , 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

E.ON AG, et al.

         E.ON AG ("E.ON"), E.ON UK Holding GmbH ("UK Holding"), E.ON UK Ltd. ("UK Ltd.") and Powergen Limited (formerly Powergen plc, "Powergen") (collectively, "Applicants") have submitted an application with the Commission pursuant to Section 5(d) of the Act.

         Applicants request that the Commission issue an order pursuant to
Section 5(d) of the Act declaring that UK Holding (a first tier subsidiary of E.ON), UK Ltd. (a direct subsidiary of UK Holding) and Powergen (a direct subsidiary of UK Ltd.) have ceased to be holding companies and that upon effectiveness of the order, the registration of UK Holding, UK Ltd. and Powergen will cease to be in effect.

         E.ON currently owns LG&E Energy Corp. ("LG&E Energy"), a public utility holding company exempt by order under Section 3(a)(1) of the Act, which in turn owns two public utility companies, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"). E.ON indirectly holds these utility interests through a chain of Powergen holding companies: Powergen US Holdings Limited, Powergen US Investments, Powergen Luxembourg Holdings sarl and Powergen Luxembourg sarl (the "Powergen Intermediate Holding Companies").


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         In an order dated June 14, 2002, (E.ON AG, et al., Holding Co. Act
Release No. 27539), (the "Merger Order"), the SEC authorized E.ON to acquire all of the issued and outstanding common stock of Powergen and, through the acquisition of Powergen, LG&E Energy and its public utility subsidiaries, LG&E and KU (the "Acquisition"). On July 1, 2002, E.ON consummated the Acquisition and registered as a holding company under Section 5 of the Act.

         In the Merger Order, the Commission reserved jurisdiction over E.ON's request to effect a reorganization whereby the ownership of Powergen US Investment Corps. (since renamed E.ON US Investments Corps., "EUSIC"), an intermediate holding company of Powergen and the immediate parent company of LG&E Energy ("EUSIC"), would be transferred to E.ON U.S. Verwaltungs GmbH, a direct subsidiary of E.ON, in exchange for cash or a note. The Commission approved this transfer in Holding Co. Act Release No. 27654 (Feb. 21, 2003). Following the reorganization, the Powergen Intermediate Holding Companies ceased to hold voting interests in LG&E Energy directly or indirectly and thereby ceased to be holding companies of any public utility company. Accordingly, the Powergen Intermediate Holding Companies filed an application with the Commission seeking an order declaring that they are no longer holding companies within the meaning of Section 2(a)(7) of the Act and, therefore, their registration should cease to be in effect. The Commission approved the deregistration of the Powergen Intermediate Holding Companies on October 28, 2003.

         Following the reorganization, although Powergen ceased to own any interest in LG&E Energy, Powergen remained a registered holding company under the Act by virtue of its continuing role in the management of LG&E Energy and its utility subsidiaries described in the Application in File No. 70-9961 and in the Merger Order. Specifically, Powergen, through its board of directors, was responsible for the development and operation of LG&E's and KU's utility businesses. UK Holding and UK Ltd. also are registered holding companies as a result of their ownership of Powergen.

         Applicants state that as a result of E.ON's launch of a new group-wide structure and strategy project in May 2003, the management of LG&E Energy and its utility subsidiaries was transferred from Powergen to E.ON effective January 1, 2004. The project is designed to optimize organizational structure and achieve growth in E.ON's energy business. One of its initiatives is the establishment of five target markets with consistent market units for E.ON's energy business: Central Europe; Pan-European Gas; the United Kingdom; the Nordic region; and the Midwestern United States. LG&E Energy has assumed management and earnings responsibility as a market unit for the Midwestern U.S. region while Powergen has similar responsibility for the United Kingdom. Consequently, the corporate center of Powergen on the UK group holding level is being closed and Powergen UK plc and its new board of directors will assume all tasks and responsibilities for the UK market. Under this structure, Powergen will cease to have any responsibility for the development and operation of LG&E Energy's utility businesses since LG&E Energy will be managed directly by E.ON.

         Applicants further state that the Powergen board will cease to have any role in the approval process with respect to LG&E Energy's business. Instead, EUSIC's board will assume this role in accordance with new delegations of authority as agreed with E.ON. Also, the Chief Executive Officer of LG&E Energy will no longer be represented on the board of Powergen, but will be represented on the board of EUSIC. In addition, there will be no Powergen representative on



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the board of EUSIC, but there will be E.ON representatives on this board. As a result of these organizational changes, Powergen will no longer have responsibility for the management and operation of LG&E Energy. Consequently, Powergen has ceased to be a holding company under Section 2(a)(7) of the Act effective January 1, 2004 and, consequently, UK Holding and UK Ltd. have ceased to own the voting securities of, or exercise a controlling influence over, a holding company within the meaning of the Act and, therefore, have ceased to be holding companies within the meaning of the Act.

         Applicants state that the authorization requested satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary and that the proposed transaction is not detrimental to the public interest or the interest of investors or consumers.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.




                                                        Jonathan G. Katz
                                                        Secretary



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